November 29, 2006

VIA EDGAR

Mr. Mark Brunhofer

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	Form 10-K for Fiscal Year Ended December 31, 2005 (the “10-K”) of Antigenics Inc. (the “Company”)

Dear Mr. Brunhofer:

On November 16, 2006 the Company communicated to you that in order to fully respond to the Comment Letter, the Company believed it needed until November 30, 2006 and that as that day approached, if the Company believed it would require additional time, it would contact you. At this time the Company believes it will need until December 15, 2006 but plans to file its response as soon as it is completed. The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (212) 994-8218 if you have any questions regarding this letter.

Best regards,

/s/ Christine M. Klaskin
Christine M. Klaskin
VP, Finance and Principal Accounting Officer